UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 25, 2019

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-218604) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856). Information contained on our website is not incorporated by reference into this report.

Media release

Credit Suisse announces the combination of its third party investment fund platform Credit Suisse InvestLab with Allfunds

Zurich, June 25, 2019. Credit Suisse and Allfunds Group have entered into an agreement to combine the Credit Suisse open architecture B2B investment fund platform, Credit Suisse InvestLab, with Allfunds.

The agreement will create a global fund distribution platform with combined assets under administration (AuA) of more than CHF 570bn and distinct distribution competences. The combined business leverages the global wealth management footprint of Credit Suisse and the technological innovation of Allfunds, further enhancing the service offering to asset managers and distributors worldwide.

The transaction comprises the transfer of all shares in Credit Suisse InvestLab, including the service agreements, and the related distribution agreements of Credit Suisse to Allfunds Group. As part of this combination, Credit Suisse will become a minority shareholder of up to 18% in the combined business and will be represented at the Board. Going forward, Credit Suisse will utilize the combined business platform to distribute mutual funds and ETFs.

The transaction, which is subject to customary closing conditions, including anti-trust and regulatory approvals, will be implemented in staggered closings. Closing of the transfer of Credit Suisse InvestLab is expected in Q3 2019. Subsequent transfer of the related distribution agreements by Credit Suisse is expected to be completed in Q1 2020.

Upon the projected closing in Q3 2019, the transaction will have a limited regulatory capital benefit and is expected to result in a 0.5% RoTE uplift for the financial year 2019 for this transaction alone, all other things being equal.

Credit Suisse International acted as financial advisor to Credit Suisse in connection with the transaction.

About Allfunds Group

Allfunds Group is the world’s largest institutional fund distribution network. Its platform offers more than 78,000 investment products to financial institutions across more than 45 countries, AuA of over CHF 430bn.

About Credit Suisse InvestLab

Credit Suisse InvestLab is the open architecture B2B investment fund platform of Credit Suisse Group. The platform offers distributors access to over 46,000 investment products from more than 170 providers worldwide, with AuA of over CHF 140bn.

Media release

Inquiries
Adam Gishen
Global Head of Investor Relations and Corporate Communications
Tel: +41 44 333 71 49
investor.relations@credit-suisse.com

Media Relations
Credit Suisse AG
+41 844 33 88 44
media.relations@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). Our strategy builds on Credit Suisse's core strengths: its position as a leading wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. Credit Suisse employs approximately 46‘200 people. The registered shares (CSGN) of Credit Suisse AG's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
-	our plans, targets or goals;
-	our future economic performance or prospects;
-	the potential effect on our future performance of certain contingencies; and
-	assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
-	the ability to maintain sufficient liquidity and access capital markets;
-	market volatility and interest rate fluctuations and developments affecting interest rate levels;
-
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries or in emerging markets in 2019 and beyond;

-	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
-	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other creditrelated exposures;
-	the ability to achieve our strategic goals, including those related to our targets and financial goals;
-	the ability of counterparties to meet their obligations to us;
-	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
-	political and social developments, including war, civil unrest or terrorist activity;
-	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
-	operational factors such as systems failure, human error, or the failure to implement procedures properly;
-	the risk of cyber attacks, information or security breaches or technological failures on our business or operations;
-	The adverse resolution of litigation, regulatory proceedings and other contingencies;
-
actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;

-	the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
-	the potential effects of changes in our legal entity structure;
-	competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
-	the ability to retain and recruit qualified personnel;

Media release

-	the ability to maintain our reputation and promote our brand;
-	the ability to increase market share and control expenses;
-	technological changes;
-	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
-	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell noncore assets; and
-	other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2018.

Disclaimer
This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change. It has been prepared solely for information purposes and for the use of the recipient. It does not constitute an offer or an invitation by or on behalf of Credit Suisse to any person to buy or sell any security. Any reference to past performance is not necessarily a guide to the future. The information and analysis contained in this publication have been compiled or arrived at from sources believed to be reliable but Credit Suisse does not make any representation as to their accuracy or completeness and does not accept liability for any loss arising from the use hereof.

Copyright © 2019 Credit Suisse Group AG and/or its affiliates. All rights reserved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Flavio Lardelli
Flavio Lardelli
Director

/s/ Claude Jehle
Claude Jehle
Date: June 25, 2019		Director